Exhibit (a)(5)(A)

October 28, 2024

Board of Directors

Profire Energy, Inc.

321 South 1250 West Suite 1

Lindon, UT 84042

Dear Members of the Board:

We have acted as your financial advisor in connection with the proposed acquisition of Profire Energy, Inc. (the “Company”) by CECO Environmental Corp. (the “Buyer”) and understand the Company, the Buyer and Combustion Merger Sub, Inc., a wholly owned subsidiary of Buyer (“Merger Sub”) propose to enter into an Agreement and Plan of Merger (the “Agreement”) pursuant to which, among other things, (a) the Buyer will cause Merger Sub to commence a tender offer (the “Offer”) to purchase all of the outstanding shares of common stock, par value $0.001 per share, of the Company (the “Company Common Stock”) at a price per share of Company Common Stock of $2.55 (the “Offer Price”) in cash, without interest, and (b) following the consummation of the Offer, Merger Sub will be merged with and into the Company (the “Merger” and, together with the Offer, the “Transaction”), with the Company surviving the Merger as a wholly owned subsidiary of the Buyer, and as a result of the Merger each outstanding share of Company Common Stock that was not tendered and accepted pursuant to the Offer (other than shares of Company Common Stock owned by Buyer, Merger Sub or the Company (as treasury stock or otherwise) or any of their respective direct or indirect wholly owned subsidiaries, all of which shares will be cancelled (the “Cancelled Shares”)) will be converted into the right to receive an amount in cash equal to the Offer Price.

You have requested that we provide our opinion (the “Opinion”) as investment bankers to the Board of Directors of the Company (the “Board”) as to the fairness, from a financial point of view, to the holders of Company Common Stock (other than the Cancelled Shares) (solely in their capacity as such holders, the “Stockholders”) of the Offer Price to be received by the Stockholders pursuant to the Agreement.

In connection with arriving at our Opinion, we have:

(i)	reviewed certain publicly available financial statements, reports and other information regarding the Company;

(ii)	reviewed certain audited financial statements regarding the Company;

(iii)	reviewed certain internal financial statements, management reports and other financial and operating data concerning the Company prepared by management of the Company;

(iv)	reviewed certain financial projections, forecasted potential future cash flows, and other information and assumptions concerning the Company prepared by and provided by management of the Company;

(v)	reviewed the reported prices and trading activity for the Company Common Stock;

October 28, 2024

(vi)	compared the financial performance of the Company with that of certain publicly-traded companies and their securities that we deemed relevant to our analysis of the Transaction;

(vii)	reviewed the financial terms, to the extent publicly available, of certain merger or acquisition transactions that we deemed relevant to our analysis of the Transaction;

(viii)	reviewed the most recent draft of the Agreement and related documents provided to us by the Company;

(ix)	discussed with management of the Company the operations of and future business prospects for the Company;

(x)	assisted in your deliberations regarding the material terms of the Transaction and your negotiations with the Buyer;

(xi)	reviewed a draft of the Agreement; and

(xii)	performed such other analyses and provided such other services as we have deemed appropriate.

We have relied on the accuracy and completeness of the information, financial data and financial forecasts provided to us by the Company and of the other information reviewed by us in connection with the preparation of our Opinion, and our Opinion is based upon such information. We have not independently verified or undertaken any responsibility to independently verify the accuracy or completeness of any of such information, data or forecasts. Management of the Company has assured us that it is not aware of any relevant information that has been omitted or remains undisclosed to us. We have not assumed any responsibility for making or undertaking an independent evaluation or appraisal of any of the assets or liabilities of the Company, and we have not been furnished with any such evaluations or appraisals; nor have we evaluated the solvency or fair value of the Company or the Buyer under any laws relating to bankruptcy, insolvency or similar matters. We have not assumed any obligation to conduct any physical inspection of the properties, facilities, assets or liabilities (contingent or otherwise) of the Company or the Buyer. We have not made an independent analysis of the effects of potential future changes in the rate of inflation or of prevailing rates of interest or other market developments or disruptions, or of the effects of any global conflicts or hostilities or any other disaster or adversity, on the business or prospects of the Company or the Buyer. With respect to the financial projections or forecasts prepared by management of the Company, we have assumed that such financial projections or forecasts have been reasonably prepared and reflect the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company, and provide a reasonable basis for our analysis. We recognize that such financial projections or forecasts are based on numerous variables, assumptions and judgments that are inherently uncertain (including, without limitation, factors related to general economic and competitive conditions) and that actual results could vary significantly from such projections or forecasts, and we express no opinion as to the reliability of such financial projections, forecasts or estimates or the assumptions upon which they are based.

October 28, 2024

As part of our investment banking business, we regularly issue fairness opinions and are continually engaged in the valuation of companies and their securities in connection with business reorganizations, private placements, negotiated underwritings, mergers and acquisitions and valuations for estate, corporate and other purposes. We are familiar with the Company. We serve as financial adviser to the Company in connection with the Transaction, and we are entitled to receive from the Company reimbursement of our expenses and a fee for our services as financial adviser to the Company, a significant portion of which is contingent upon the consummation of the Transaction. We are also entitled to receive a fee from the Company for providing our Opinion to the Board. The Company has also agreed to indemnify us for certain liabilities arising out of our engagement, including certain liabilities that could arise out of our providing this Opinion letter. As you are aware, in the past two years, we and our affiliates have not provided financial advisory or financing services to the Company or the Buyer for which we and our affiliates have received compensation. We expect to pursue future investment banking services assignments with participants in this Transaction. In the ordinary course of business, Stephens Inc. and its affiliates at any time may hold long or short positions, and may trade or otherwise effect transactions as principal or for the accounts of customers, in debt, equity or derivative securities of any participant in the Transaction.

We are not legal, accounting, regulatory, or tax experts, and we have relied solely, and without independent verification, on the assessments of the Company and its other advisors with respect to such matters. We have assumed, with your consent, that the Transaction will not result in any materially adverse legal, regulatory, accounting or tax consequences for the Company or its Stockholders and that any reviews of legal, accounting, regulatory or tax issues conducted as a result of the Transaction will be resolved favorably to the Company and its Stockholders. We do not express any opinion as to any tax or other consequences that might result from the Transaction.

The Opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on the date hereof and on the information made available to us as of the date hereof. Market price data used in connection with this Opinion is based on reported market closing prices as of October 25, 2024. It should be understood that subsequent developments may affect this Opinion and that we do not have any obligation to update, revise or reaffirm this Opinion or otherwise comment on events occurring after the date hereof. We further note that volatility or disruptions in the credit and financial markets relating to, among other things, potential future changes in the rate of inflation or prevailing rates of interest or other market developments or disruptions, or the effects of any global conflicts or hostilities or any other disaster or adversity, may or may not have an effect on the Company or the Buyer, and we are not expressing an opinion as to the effects of such volatility or disruptions on the Transaction or any party to the Transaction. We further express no opinion as to the prices at which shares of the Buyer’s or Company’s common stock may trade at any time subsequent to the announcement of the Transaction.

In connection with developing this Opinion, we have assumed that, in all respects material to our analyses:

(i)	the Transaction and any related transactions will be consummated on the terms of the latest draft of the Agreement provided to us, without material waiver or modification;

(ii)	the representations and warranties of each party in the Agreement and in all related documents and instruments referred to in the Agreement are true and correct;

October 28, 2024

(iii)	each party to the Agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents;

(iv)	all conditions to the completion of the Transaction will be satisfied within the time frames contemplated by the Agreement without any waivers;

(v)	that in the course of obtaining the necessary regulatory, lending or other consents or approvals (contractual or otherwise) for the Transaction and any related transactions, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that would have a material adverse effect on the contemplated benefits of the Transaction to the Stockholders;

(vi)	there has been no material change in the assets, liabilities, financial condition, results of operations, business or prospects of the Company or the Buyer since the date of the most recent financial statements made available to us, and that no legal, political, economic, regulatory or other development has occurred that will adversely impact the Company or the Buyer; and

(vii)	the Transaction will be consummated in a manner that complies with applicable law and regulations.

This Opinion is directed to and is for the use and benefit of the Board (in its capacity as such) solely for purposes of assisting with its review and deliberations regarding the Transaction. Our Opinion does not address the merits of the underlying decision by the Company to engage in the Transaction, the merits of the Transaction as compared to other alternatives potentially available to the Company or the relative effects of any alternative transaction in which the Company might engage, nor is it intended to be a recommendation to any person or entity as to any specific action that should be taken in connection with the Transaction, including with respect to how to vote or act with respect to the Transaction. This Opinion is not intended to confer any rights or remedies upon any other person or entity. In addition, except as explicitly set forth in this letter, you have not asked us to address, and this Opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company. We have not been asked to express any opinion, and do not express any opinion, as to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or to any group of such officers, directors or employees, whether relative to the Offer Price or otherwise. Our Fairness Opinion Committee has approved the Opinion set forth in this letter. Except as otherwise expressly provided in our engagement letter with the Company, neither this Opinion nor its substance may be disclosed by you to anyone other than your advisors without our written permission.

October 28, 2024

Based on the foregoing and our general experience as investment bankers, and subject to the limitations, assumptions and qualifications stated herein, we are of the opinion that, as of the date hereof, the Offer Price to be received by the Stockholders pursuant to the Agreement is fair to them from a financial point of view.

Very truly yours,

/s/ Stephens Inc.

STEPHENS INC.